		EXHIBIT 21
LIST OF SUBSIDIARIES

Name	Percentage Owned	Jurisdiction of Incorporation

Astec Australia Pty Ltd	100	Australia
Astec do Brasil Fabricacao de Equipamentos Ltda.	92	Brazil
Astec, Inc.	100	Tennessee
Astec Insurance Company	100	Vermont
Astec Mobile Machinery GmbH	100	Germany
Astec Mobile Screens, Inc.	100	Nevada
Breaker Technology, Inc.	100	Tennessee
Breaker Technology Ltd	100	Ontario, Canada
Carlson Paving Products, Inc.	100	Washington
CEI Enterprises, Inc.	100	Tennessee
GEFCO, Inc.	100	Tennessee
Heatec, Inc.	100	Tennessee
Johnson Crushers International, Inc.	100	Tennessee
Kolberg-Pioneer, Inc.	100	Tennessee
Osborn Engineered Products SA (Pty) Ltd	99	South Africa
Peterson Pacific Corp.	100	Oregon
Power Flame Incorporated	100	Kansas
RexCon, Inc.	100	Wisconsin
Roadtec, Inc.	100	Tennessee
Telestack, Limited	100	Northern Ireland
Telsmith, Inc.	100	Delaware